Exhibit 10.1

January 31, 2013

Dear Isobel:

Thank you for your interest in working with Annie’s, Inc. (the “Company”). On behalf of the members of the Company’s management team, I want to convey how much we appreciate the time, energy, and enthusiasm that you have invested in the interview process.

We believe that the breadth of your past experience, your personal and professional style, and your desire to become part of a focused and fast-moving management team are all great attributes for our business. We think your skills can help us take the Company to new higher plateaus of performance and growth in the years ahead as we continue to drive our Annie’s mission. I am very excited to offer you the opportunity to join our team.

This letter outlines the key terms of your employment by the Company. Your employment by the Company is “at will,” which means that it is not for any specified period of time and either you or the Company can terminate your employment at any time and for any reason, with or without Cause (as defined below). This offer is contingent on our satisfactory completion of standard background checks and also on your successfully passing a pre-employment drug and alcohol screening test, as well as proof of your eligibility to legally work in the United States at the commencement of your employment. This offer will be null and void ab initio if you do not commence employment with the Company on the Start Date set forth below.

Position / Title: General Counsel

Reports To: John Foraker, Chief Executive Officer

Start Date: April 1, 2013

Annual Base Salary: $250,000 (full-time), payable in accordance with the Company’s normal payroll policies. Your base salary will be reviewed upon the anniversary date of your hire.

Classification: You will be classified as an “exempt” employee, which means you will be paid on a salary basis and you will not be entitled to overtime pay.

Bonus Potential: Annual Bonus potential target of 35% of your base salary. Whether or not you receive a bonus award will be dependent upon the achievement of both Company and individual performance objectives. Your manager will establish objectives and performance criteria with you as these are developed in concert with the FY 2014 operating plans. Your FY 2014 bonus will be based upon base compensation earned in the FY 2014 period. In order to be eligible and entitled to receive any Annual Bonus payment, you must be employed by the Company on the date the Annual Bonus is paid, except to the extent expressly provided for to the contrary below.

Business Expense Reimbursement: The Company will reimburse you for your customary and reasonable business expenses, upon submission of appropriate documentation, in accordance with the Company’s policies.

Annie’s, Inc. | 1610 Fifth Street, Berkeley, CA 94710 | (510) 558-7500

Isobel Jones	Offer Letter – January 31, 2013

Equity Incentives: Subject to approval by the Company’s Compensation Committee on or prior to your Start Date (any such approval which may be evidenced, in the Compensation Committee’s discretion, by unanimous written consent of the Compensation Committee), pursuant to the Company’s Omnibus Incentive Plan (the “Plan”), a copy of which is attached, effective on your Start Date you will be awarded (1) a non-qualified stock option to purchase shares of our Common Stock with a ten-year term, subject to earlier forfeiture pursuant to the Plan and terms of the stock option grant, and (2) performance share units. The stock option will have an exercise price equal to the closing price of our Common Stock on the NYSE on the grant date (i.e,, your Start Date). The number of shares underlying the stock option will have a Black-Scholes (or other valuation method selected by the Company) value of $60,000 on your Start Date. The performance share units will be based upon a target number of our shares of Common Stock determined by dividing $60,000 by the closing price of our Common Stock on the NYSE on the grant date (i.e,, your Start Date). Upon your execution of the Proprietary Information and Confidentiality Agreement described below, we will provide to you with term sheets describing the vesting and other terms of the stock option grant and performance share unit award, but the actual terms of the stock option and performance share units will be as approved by the Compensation Committee and set forth in Award Agreements that will be provided to you and the Plan.

Benefits: Full-time employee benefits consistent with benefits granted other comparable employees. You will be eligible for health benefits upon your Start Date. You will be eligible to participate in the Company’s 401(k) program upon your Start Date.

Paid Time Off: The Company uses a paid time off (PTO) system under which days can be taken for any personal purpose: vacation, sickness, family emergency, or other. Initial PTO allowance will accrue at the rate of four weeks per annum and the use of PTO is subject to the Company’s applicable PTO policies, including the maximum cap on PTO accrual.

Severance Benefits: Upon termination of your employment by Company without Cause or your resignation with Good Reason, subject to your execution and delivery to the Company of a general release satisfactory to the Company that has become effective and non-revocable within 60 days following the date of your termination, you will be entitled to receive the following payments from the Company:

- 6 months’ base salary, paid in accordance with Company’s general payroll practices (the “Severance Payments”); provided, that the first payment of the Severance Payments will be made on the 60th day after your date of termination, and will include payment of any amount of the Severance Payments that were otherwise due prior thereto; and

- a pro-rated Annual Bonus for the fiscal year of termination based on actual days worked during the fiscal year and based on actual performance, any such amount to be paid when bonuses are paid to other executive offers for such fiscal year, but in no event later than March 15 of the calendar year following the calendar year of termination.

“Cause” means: (1) your failure to perform your material employment-related duties (other than any such failure as a result of the your “Disability” (as defined below) or death), which failure has not been cured by you within 30 business days of your receipt of written notice of such failure from the Company, (2) your engaging in misconduct that has caused or is reasonably expected to result in material injury to, or materially impair the goodwill of, the Company or any of its affiliates, (3) your knowing and intentional violation of any material Company policy; (4) your personal dishonesty or breach of fiduciary duty; (5) your indictment or conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony, or (6) your breach of any of your material obligations under any written agreement or covenant with the Company or any of its affiliates (including, but not limited to, this offer letter and any other written covenant or agreement with the Company or any of its subsidiaries not to disclose any information pertaining to the Company or any of its subsidiaries or not to compete or interfere with the Company or any of its subsidiaries). For the purpose of this definition, “Disability” has the meaning provided for in the long term disability plan of the Company in which you participate, and if no such plan exists, means your inability, due to physical or mental illness or incapacity, to perform your material duties, with reasonable accommodation after engaging in an interactive process with the Company, for a period of more than 120 days in any 365-day period, and in accordance with applicable law.

Isobel Jones	Offer Letter – January 31, 2013

“Good Reason” means: (1) a material and adverse reduction in your authority, duties or responsibilities without your prior consent (and at a time when there are no circumstances pending that would permit the Company to terminate you for Cause); (2) a material reduction of your base salary, unless the base salary reduction is part of a general reduction applied to all executive employees; (3) the relocation of your primary worksite more than fifty (50) miles from the location of the Company’s headquarters as of your Start Date without your prior consent; or (4) any material breach or material violation of a material provision of this offer letter by the Company (or any successor) to the Company. Notwithstanding the foregoing, before you may resign for Good Reason, (A) you must provide the Company with written notice within ninety (90) days of the initial event that you believe constitutes “Good Reason” specifically identifying the facts and circumstances claimed to constitute the grounds for your resignation for Good Reason and the proposed termination date (which will not be less than forty-five (45) days after the giving of written notice hereunder by you to the Company), and (B) the Company must have an opportunity of at least thirty (30) days following delivery of such notice to cure the Good Reason condition and the Company must have failed to cure such Good Reason condition during that 30 day period.

Proprietary Info. and Confid. Agrmt.: You agree that on or prior to your Start Date you will execute the Company’s Proprietary Information and Confidentiality Agreement, which is attached.

Representations: You represent that you are not under any contractual or other obligation which would make it unlawful for you to work for the Company as described in this letter, that if you are obligated to keep confidential the proprietary information of prior employers or other parties that you will do so and will not disclose such information to us, and that you are lawfully eligible to work in the United States.

Withholding/ Taxes. The Company may withhold from any amounts payable to you under this offer letter such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation. Although the Company does not guarantee the tax treatment of any payments to you, the intent of the parties is that payments and benefits under this offer letter comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”), and, accordingly, to the maximum extent permitted, this offer letter will be interpreted in accordance with the foregoing. Notwithstanding the foregoing, the intent of the parties is that the Severance Payments be exempt from Code Section 409A), and, accordingly, to the maximum extent permitted, this offer letter will be interpreted in accordance with the foregoing. Any taxable reimbursement of costs and expenses by the Company will be made in accordance with the Company’s applicable policy but in no event later than December 31 of the calendar year next following the calendar year in which the expenses to be reimbursed are incurred. With regard to any provision in this offer letter that provides for reimbursement of expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year will not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) will not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect. With regard to any installment payments provided for under this offer letter, each installment thereof will be deemed a separate payment for purposes of Code Section 409A.

Notices. Any notice to be given hereunder will be in writing and will be deemed to have been given when received or, when deposited in the U.S. mail, certified or registered mail, postage prepaid, to you at your last address on the Company’s records, and to the Company at Annie’s, Inc., 1610 Fifth Street, Berkeley, California, 94710, Attn: Chief Financial Officer.

This offer letter comprises the entire agreement between you and the Company regarding your employment relationship and it supersedes any prior agreements or representations between the parties. By signing below you represent and agree that you are not relying on any representations or promises of

Isobel Jones	Offer Letter – January 31, 2013

any kind that are not set forth in this offer letter. The terms of your at-will employment relationship can only be changed by a written agreement expressly amending your at-will employment and signed by you and a duly authorized officer of the Company. The provisions of this offer letter will be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. This offer letter will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be wholly performed within that State, without regard to the conflict of laws provisions of any jurisdiction which would cause the application of any law other than that of the State of Delaware.

If you are in agreement with the terms as set forth in this letter, please sign and return the enclosed copy of this letter. As you know, it is important that the Company fill this important position quickly, so we request that you provide us your formal acceptance of this letter by 5:00 PM on February 5, 2013.

Isobel, we look forward to working with you.

Sincerely,

/s/ John Foraker
John Foraker
Chief Executive Officer

ACCEPTED AND AGREED:

/s/ Isobel Jones	2/2/13
Isobel Jones	Date